SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

February 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,900,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,900,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,900,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,900,700 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,900,700 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,900,700 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.                  Security and the Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 thereto filed on September 14, 2011, Amendment No. 2 thereto filed on November 4, 2011 and Amendment No. 3 thereto filed on December 13, 2011 (the Original Schedule 13D, and as amended by such Amendments No. 1, No. 2, No. 3 and this Amendment No. 4, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 4 is being filed by Third Point LLC, a Delaware limited liability company, and Daniel S. Loeb (“Mr. Loeb” and, together with the Third Point LLC, the “Reporting Persons”).

This Amendment No. 4 is being filed to amend Item 3, Item 4 and Item 5 of the Schedule 13D as follows:

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds expended an aggregate of approximately $946,865,400 of their own investment capital in open market transactions (and including upon the exercise of options) to acquire the 68,900,700 shares of Common Stock held by them.

Item 4.                   Purpose of Transaction.

        Item 4 of the Schedule 13D is amended by adding thereto the following:

Effective January 17, 2012, Founder Jerry Yang resigned from the Board of Directors (the “Board”) of the Issuer and from all other positions with the Issuer.   On February 7, 2012, the Issuer announced that Roy J. Bostock, Chairman of the Board, and Vyomesh Joshi, Arthur H. Kern and Gary L. Wilson (the “Retiring Directors”) each had volunteered not to stand for re-election to the Board at the Issuer’s 2012 Annual Meeting of Shareholders (the “2012 Annual Meeting”).  The Board also announced that it had appointed two new directors, Fred Amoroso and Maynard G. Webb Jr. (the “Newly-Appointed Directors”).

Although the Reporting Persons are pleased to see the Retiring Directors acceding to the Reporting Persons’ previous demands that they leave the Board, they believe the recently announced changes do not put the Issuer on the right track towards maximizing shareholder value.  Installing the hand-picked choices of the current Board does nothing to allay investor fears that Yahoo is poised to repeat the errors of its past.  In order to protect and instill confidence in the Issuer’s shareholders, the Reporting Persons believe it is imperative to accelerate the transition of the Retiring Directors and introduce new outside nominees from relevant financial and business backgrounds. The Reporting Persons believe that recent changes do not demonstrate convincingly that Board and shareholder interests are fully aligned, nor that this Board has the fresh perspective and necessary experience to overhaul the Company’s challenged organizational and operating structure.

While the Newly-Appointed Directors possess certain specific technology credentials, key elements of a balanced strategy remain unaddressed at the Board level, fueling further concerns.  Recent press reports indicating that the Board’s current strategic direction is to emphasize the technology aspects of the Issuer’s business at the expense of advertising and media, which accounts for the vast majority of the Issuer’s revenues.  The Reporting Persons believe that this approach places the Issuer’s core revenue generating capability at substantial risk, fails to recognize the tremendous growth opportunity in video, and directly results from a dearth of essential expertise in media and entertainment at the Board level.

Finally, the Reporting Persons believe that the Board lacks an expert in the type of fundamental corporate restructuring the Issuer requires, along with an independent investor representative aligned with the Issuer’s shareholder base.  The reluctance of the Board to prioritize shareholder value to date – evidenced by years of deferring and delaying comprehensive strategic initiatives and missing out on myriad accretive transactions and strategic opportunities – will no longer be tolerated or endorsed by investors.  Shareholders deserve earnest representation and oversight as the Issuer confronts the critical investment and capital allocation decisions it expects to face in the next few months.

As a result, the Reporting Persons intend to cause investment funds managed by them to give formal notice to the Issuer that they will nominate Daniel S. Loeb, Harry J. Wilson, Michael J. Wolf and Jeffrey A. Zucker (the “Third Point Nominees”) for election to the Board at the 2012 Annual Meeting.  Under the Issuer’s bylaws, this notice may not be given prior to February 24, 2012 or later than March 25, 2012.

Daniel S. Loeb is the Chief Executive Officer and Founder of Third Point LLC, a New York-based institutional asset manager with over $8.7 billion under management.

Harry J. Wilson is the Chairman and CEO of MAEVA Group LLC, a corporate turnaround and restructuring boutique.  Before founding MAEVA, Mr. Wilson was a Senior Advisor to the US Treasury Department, serving as a senior member of the President’s Automotive Task Force with principal responsibility for the successful restructuring of General Motors.  Mr. Wilson was a partner at Silver Point Capital, a prominent credit-oriented investment fund, before serving on the Automotive Task Force.

Michael J. Wolf is the Chief Executive Officer of Activate, Inc., a strategy consulting firm which works with media and entertainment companies.  Prior to Activate, Mr. Wolf was the President and Chief Operating Officer of MTV Networks, a division of the media conglomerate Viacom, Inc.  Earlier in his career, he was a senior partner of Booz Allen Hamilton and then McKinsey & Company, in both cases leading their respective media and entertainment groups.

Jeffrey A. Zucker was, until 2011, the Chief Executive Officer of NBC Universal, a subsidiary of General Electric.  He is currently the Executive Producer of Katie, a talk show starring Katie Couric, to be launched later this year.

The Reporting Persons believe that the reconstituted Board should consist of the Third Point Nominees, the current directors of the Issuer (other than the Retiring Directors, the Newly-appointed Directors and Ms. Patti Hart, head of the Nominating and Corporate Governance Committee), and additional directors to be jointly recruited by the Board and the Reporting Persons.   The Reporting Persons look forward to working with other members of the Board to accomplish this result, and to continuing the process to maximize value for all of the Issuer’s shareholders.

*              *              *

In connection with their intended proxy solicitation, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Issuer.  THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION.  SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be,  participants in any such proxy solicitation: Third Point LLC,  Daniel S. Loeb, Third Point Offshore Master Fund LP, Third Point Ultra Master Fund LP, Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Reinsurance Co. Ltd., Lyxor/Third Point Fund Limited, dbX-Risk Arbitrage 11 Fund, Harry J. Wilson, Michael J. Wolf and Jeffrey A. Zucker.  Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to beneficially own 68,900,700 shares of Common Stock; Mr. Loeb may be deemed to beneficially own 68,900,700 shares of Common Stock; Third Point Offshore Master Fund LP. may be deemed to beneficially own 35,728,500 shares of Common Stock; Third Point Ultra Master Fund LP may be deemed to beneficially own 13,597,700 shares of Common Stock; Third Point Partners L.P. may be deemed to beneficially own 2,279,400 shares of Common Stock; Third Point Partners Qualified L.P. may be deemed to beneficially own 11,574,000 shares of Common Stock; Third Point Reinsurance Co. Ltd. may be deemed to beneficially own 2,900,000 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 1,820,400 shares of Common Stock; dbX-Risk Arbitrage 11 Fund may be deemed to beneficially own 1,000,700 shares of Common Stock; and Messrs. Wilson, Wolf, Zucker and Loeb each have an interest in being nominated and elected as a director of the Issuer.

Item 5.                  Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to reflect the following:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 68,900,700 shares of Common Stock (the “Shares”).  The Shares represent 5.56% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,240,298,990 shares of Common Stock outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on November 7, 2011.

Item 5(c) of the Schedule 13D is amended to reflect the following:

(c)           Set forth on Schedule I to this Amendment No. 4 are all transactions in the Common Stock effected since December 13, 2011 by the Reporting Persons.

Since December 13, 2011, the Funds have exercised options to acquire an aggregate of 10,000,000 shares of Common Stock, as noted in Schedule I to this Amendment No. 4.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	THIRD POINT LLC

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: February 14, 2012	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since December 13, 2011.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/30/2011	1,130,600*	16.1300
12/30/2011	(1,130,600)*	16.1300
1/3/2012	2,400,000	16.30071
1/4/2012	500,000	15.9700
1/20/2012	10,000,000	14.62502
* Rebalancing trade.

_________________________________

1  Represents the weighted average purchase price for such shares.  The actual purchase prices ranged from $16.28 to $16.31 per share.
2Acquired upon the exercise by the Reporting Persons of options to purchase such shares at an exercise price of $12.50, with an option price per share of $2.125.